UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ABS-15G

ASSET-BACKED SECURITIZER
REPORT PURSUANT TO SECTION 15G OF
THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

☒ **Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period January 1, 2025 to December 31, 2025**

Date of Report (Date of earliest event reported): February 14, 2026

Automotive Credit Corporation[1]
(Exact name of Issuer as specified in its charter)

Commission File Number of Issuer: 025-06125

Central Index Key Number of issuing entity: 0000907480

John Cavanaugh, (248) 359-2663
Name and telephone number, including area code, of the person
to contact in connection with this filing

Indicate by check mark whether the issuer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1)

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) ☐

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) ☒

☐ **Rule 15Ga-2 under the Exchange Act (17 CFR 240.15Ga-2)**

Central Index Key Number of depositor:

(Exact name of issuing entity as specified in its charter)

Central Index Key Number of issuing entity (if applicable): Not applicable

Central Index Key Number of underwriter (if applicable): Not applicable

Name and telephone number, including area code, of the person
to contact in connection with this filing

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1 Automotive Credit Corporation is filing this Form ABS-15G on its own behalf and on behalf of its affiliate ACC Auto Trust 2022-A

**INFORMATION TO BE INCLUDED IN THE REPORT**

**REPRESENTATION AND WARRANTY INFORMATION**

Item 1.02 Periodic Filing of Rule 15Ga-1 Representations and Warranties Disclosure

ACC AUTO TRUST 2022-A has no activity to report for the year ended December 31, 2025, which it has indicated by checking the appropriate box on the cover of this Form ABS-15G.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Automotive Credit Corporation on its own behalf and on
behalf of its affiliate ACC Auto Trust 2022-A
(Issuer)

Date: February 14, 2026

/s/ John Cavanaugh
Name: John Cavanaugh
Title: Chief Financial Officer